February 23, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re: Cre8 Enterprise Limited (CIK No. 0002003977)

Draft Registration Statement on Form F-1 Submitted December 22, 2023

Response to the Staff’s Comments Dated January 18, 2024

Dear Ms. O’Shanick, Ms. Purnell, Mr. James, Mr. Jui:

As counsel for Cre8 Enterprise Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated January 18, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on December 22, 2023. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Draft Registration Statement on Form F-1 Submitted December 22, 2023

Cover Page

1.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity. Please revise your filing.

RESPONSE: We note the Staff’s comment, and in response hereto, we respectfully advise the Staff that we have revised throughout the prospectus to provide distinct references for the holding company, subsidiaries, and operating subsidiaries. Throughout the document, we refer to the subsidiaries by their legal names, or “Operating Subsidiary” when we refer to our operating entity that are conducting the business operation and have clearly identified the entity in which investors are purchasing an interest.

2.	We note your disclosure that the “BVI holding company, Cre8 BVI, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiaries to the BVI holding company. For the year ended December 31, 2022 and 2021, neither we nor our subsidiaries have not declared or made any dividend or contribution to its shareholders.” Please revise to clarify whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on the cover page and page 7, to disclose the transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors.

3.	We note your disclosures about your dual class structure and differing voting rights of each class of ordinary shares. Please revise your prospectus summary and capitalization sections to provide these disclosures.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page 6, the prospectus summary section, and page 62 the capitalization sections to provide disclosures about our dual class structure and differing voting rights of each class of ordinary shares.

Prospectus Summary, page 1

4.	State affirmatively whether you have received from Chinese authorities all requisite permissions or approvals and whether any permissions or approvals have been denied.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on page 16 to affirmatively state that we have received from Chinese authorities all requisite permissions or approvals, and no permissions or approvals have been denied.

5.	Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on page 7, to disclose and quantify the transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors. We also further disclosed the tax consequences regarding the transfer of cash between Cre8 China, Company’s mainland China subsidiary and Hong Kong Operating Subsidiary.

6.	Please ensure that the information you provide in your filing is balanced. For example, we note your audit report contains an explanatory paragraph that your accumulated deficit and working capital deficit, net cash outflows from operating activities raise substantial doubt about your ability to continue as a going concern. To the extent you discuss, for example, your revenue, expectations of business premises expansion or hiring more staff, review each one and revise as necessary to provide balanced information including the need for substantial funding and capital. Revise your filing throughout.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on page 3, 4, 75 and 95 to provide balanced information including the need for substantial funding and capital.

7.	Please disclose your current level of indebtedness.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on page 3 and 4 to disclose our level of indebtedness as at December 31, 2023.

Implications of Being an “Emerging Growth Company”, page 15

8.	We note your disclosure in the last bullet of the first paragraph that as an emerging growth company you will not be required to conduct an evaluation of your internal control over financial reporting. Please note that pursuant to Item 15 of Form 20-F you will be required to conduct an evaluation and provide management’s report on the effectiveness of your internal control over financial reporting starting with your second annual report. Please revise the statement, or advise.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page 17, to reflect that we will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

Risk Factors

We may face difficulties in recruiting and retaining experienced staff..., page 25

9.	We note your risk factor that you may face difficulties recruiting and retaining employees. Update your risks characterized as potential if you have experienced material difficulties.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page 27 to confirm that we had not experienced any material difficulties in recruiting and/or retaining employees for FY2021 and FY2022.

You should read the entire prospectus carefully..., page 51

10.	We note your disclosure in this section. Please revise to explain how this risk affects you and how it makes an investment in the company speculative or risky. Refer to Item 105 of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have deleted such risk factor.

Capitalization, page 57

11.	Please revise to comply with Item 3.B of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page 62. We respectfully advise the Staff that the Company is currently in the progress of preparing the updated financial information for the year ended December 31, 2023, thus the capitalization table with updated figures will be submitted with our next response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

12.	Please identify any trend information that is reasonably likely to have a material effect on your results of operations or financial condition. For example, we note your disclosure on page 63 that revenue from your integrated IPO financial printing services decreased by half from HK$32,563,103 in the fiscal year ended December 31, 2021 to HK$16,160,234 in the fiscal year ended December 31, 2022. Further, we note your disclosure on page 66 that your government subsidies increased significantly from HK$15,585 in the fiscal year ended December 31, 2021 to HK$2,886,365 in the fiscal year ended December 31, 2022. Refer to Item 5.D of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page 64 to include trend information that is reasonably likely to have a material effect on our results of operations or financial condition.

General Factors Affecting Our Results of Operations, page 60

13.	Please revise to discuss all material adverse COVID-19 impacts here, and reconcile your disclosure on page 37 regarding adverse impacts. We note, for example, the disclosures that, among others, you experienced reduced demand for your integrated financial printing services. This appears inconsistent with your disclosure here that “[t]he volatility of global stock market may adversely affect or delay our potential customers’ plans to commence their IPO and/or other fund raising and corporate activities. As such, our revenue and profitability may fluctuate.” Clearly revise your filing throughout.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page 65 to discuss all material adverse COVID-19 impacts. We also further revised the disclosure on page 39 to state that the prevalence of COVID-19 had led to fluctuations in our revenue and profitability during the period and any disease outbreak that impacts the regions where we operate may cause similar effects, which may have a material adverse impact on our business, operating results and financial condition.

Liquidity and Capital Resources, page 69

14.	Please revise to comply with Item 5.B of Form 20-F. Further, please explain how your discussion of your bank borrowings on page 73 complies Item 5.B.2 of Form 20-F and is consistent with your disclosure on page F-20 or revise.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page 80 to comply Item 5.B.2 of Form 20-F.

Business

Growth Strategies, page 89

15.	We note your disclosure that one of your growth strategies is to set up “new business premises in Hong Kong/Mainland China/Southeast Asia.” This appears inconsistent with your disclosure on page 4 that you plan to set up only one new business premise in Southeast Asia. Please revise your filing.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on page 95, and confirm that setting up a new business premises in Southeast Asia is one of our growth strategies.

Seasonality, page 94

16.	We note your disclosure that you “generally experience higher demands for our services in March, April, August and September.” This disclosure appears inconsistent with your other disclosure that you experience higher demands “in the first half of each calendar year” on page 60. Please revise your filing.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on page 66, and we confirm that we generally experience higher demands for our services in March, April, August and September.

Legal Proceedings, page 96

17.	We note your disclosures regarding two Proceedings and that “except the Proceedings, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations.” This disclosure appears inconsistent with your other disclosure that you do not “believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the financial position, results of operations or cash flows” on page F-27. Please revise your filing.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page 103 and further confirmed that two ongoing proceedings are not likely to have material adverse effect on our business, financial condition or operation.

Management, page 101

18.	Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page 112 to describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks.

Compensation of Directors and Executive Officers, page 107

19.	Please update this section to reflect the information for the last full financial year. Refer to Item 6.B of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated the Compensation of Directors and Executive Officers to the year ended December 31, 2023 on page 114.

Related Party Transactions, page 108

20.	Please update this section to reflect the information for the period beginning since the beginning of your preceding three financial years up to the date of the document. Refer to Item 7.B of Form 20-F. Further, please explain how your definition of related party complies with this Item or revise.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page 115 on the definition of the related party. We respectfully advise the Staff that the Company is currently in the progress of preparing the updated financial information for the year ended December 31, 2023, thus the updated details on related party transactions will be submitted with our next response.

Enforceability of Civil Liabilities, page 130

21.	We note your disclosure that all of your officers and board members are based in Hong Kong and that “it may be difficult for investors” to enforce liabilities and enforcement judgments on those individuals. Please revise to clarify that it may be difficult or impossible for investors to do so. Further, if material, please address these risks in a separate risk factor.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised page 139 to clarify that it may be difficult or impossible for investors to effect service of process within the United States upon the Company.

Consolidated Financial Statements, page F-1

22.	We note that you are a nonpublic company registering its initial public offering of securities and that the audited financial statements included in the filing are now older than 12 months. To the extent you are relying on the 15-month requirement for the age of your financial statements, please file the representations outlined in Instruction 2 to Item 8.A.4 of Form 20-F as an exhibit to the registration statement. Otherwise, please update the financial statements and other financial information in the filing to comply with Item 8.A.4 of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have filed the Request for Waiver and Representation under Item 8.A.4 of Form 20-F, as Exhibit 99.9. We respectfully advise the Staff that the Company is currently in the progress of preparing the updated financial information for the year ended December 31, 2023, thus the updated financial statements and other financial information in the filing will be submitted with our next response.

Exhibit Index, page II-2

23.	It appears that you have redacted information from Exhibits 10.1 and 10.2. Please revise the exhibit index and the exhibits to comply with Item 601(b)(10)(iv) of Regulation S-K. If you are not redacting information consistent with this Item, please advise.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have filed the unredacted employment agreement for Exhibit 10.1 and 10.2

General

24.	We note you are registering shares for both a primary and a secondary resale offering. Please revise to address the following:

●	Revise to include a table of contents for the resale prospectus and ensure it is consistent with the explanatory note. Refer to Item 502(a) of Regulation S-K;

●	Revise the disclosure on page Alt-1 to clarify the number of shares that will be outstanding following the primary offering, both with and without exercise of the overallotment option;

●	Provide risk factor disclosure of the impact that the resale offering may have on the ability of the company to sell its shares in the public offering and any other related material risks; and

●	Revise the second risk factor on page 46 titled “Our existing shareholders that are not included in this registration statement will be able to sell their Class A Ordinary Shares after completion of this Offering subject to restrictions under the Rule 144” to clarify whether, or the extent to which, it relates to the resale offering.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure to:

●	include a table of contents for the resale prospectus and ensure it is consistent with the explanatory note;

●	revise the disclosure on page Alt-1, “The Offering,” to clarify the number of shares that will be outstanding following the primary offering, both with and without exercise of the overallotment option;

●	provide risk factor disclosure, on page 51 of the Public Offering Prospectus, on the impact that the resale offering may have on the ability of the company to sell its shares in the public offering; and

●	revise the risk factor on page 51 to clarify that, our Controlling Shareholder and the shareholders whose shares are not registered for resale in the Resale Prospectus will be able to sell their Class A Ordinary Shares after completion of this Offering subject to restrictions under the Rule 144.

25.	Please revise your resale prospectus cover page to address the following:

●	Clarify whether the resale offering is conditioned upon Nasdaq listing approval;

●	Revise to cross-reference the Selling Shareholders Plan of Distribution section. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K;

●	Provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies and as consistent with your primary prospectus cover page. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021;

●	Prominently disclose that the company will be a controlled company post-offering, identify the controlling shareholder(s) and such shareholders’ total voting power, and include appropriate risk factor disclosure;

●	Discuss your dual class structure and differing voting rights of each class of ordinary shares; and

●	Revise your commission legend to reference state securities commission. Refer to Item 501(b)(7) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the resale prospectus cover page to:

●	Confirm that the resale offering is conditioned upon Nasdaq listing approval;

●	Provide the cross-reference the Selling Shareholders Plan of Distribution section.

●	Provide specific and prominent disclosures about the legal and operational risks associated with China-based companies and as consistent with the primary prospectus cover page.

●	Disclose that the company will be a controlled company post-offering, and identified the controlling shareholder and such shareholders’ total voting power, and included appropriate risk factor disclosure;

●	Disclose our dual class structure and differing voting rights of each class of ordinary shares;

●	Revise the commission legend to reference state securities commission.

26.	Please revise page Alt-6 to reference your PRC counsel opinion.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page Alt-6 to disclose that the Company is represented by Guangdong Wesley Law Firm for legal matters as to PRC law.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036